UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pactera Technology International Ltd.

(Name of Issuer)

Common shares, par value $0.00139482 per share

(Title of Class of Securities)

6952551091

(CUSIP Number)

Mr. Loh Tiak Koon

Mr. Sidney Xuande Huang

3/F Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

Telephone: +86 10 8282 5266

With a copy to:

W. Clayton Johnson, Esq.

Ling Huang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one common share of the Issuer.

CUSIP No. 695255109	Page 2 of 20 Pages

1.	Names of Reporting Persons Chris Shuning Chen
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 3,303,057 Common Shares (as defined below) held directly or indirectly by Mr. Chris Shuning Chen and 3,739,074 Common Shares held directly or indirectly by the other Reporting Persons (as defined below), in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs (as defined below), (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF (as defined below), as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor (as defined below) to participate in the Transaction (as defined below) and is part of the Consortium (as defined below) that submitted the New Proposal Letter (as defined below) as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC (as defined below) on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 3 of 20 Pages

1.	Names of Reporting Persons Tiak Koon Loh
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 1,967,389 Common Shares held directly or indirectly by Mr. Tiak Koon Loh and 5,074,742 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 4 of 20 Pages

1.	Names of Reporting Persons David Lifeng Chen
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 332,984 Common Shares held directly or indirectly by Mr. David Lifeng Chen and 6,709,147 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 5 of 20 Pages

1.	Names of Reporting Persons Sidney Xuande Huang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 153,649 Common Shares held directly or indirectly by Mr. Sidney Xuande Huang and 6,888,482 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 6 of 20 Pages

1.	Names of Reporting Persons Jun Su
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 176,176 Common Shares held directly or indirectly by Mr. Jun Su and 6,865,955 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below. Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV. See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 7 of 20 Pages

1.	Names of Reporting Persons He Jin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 42,246 Common Shares held directly or indirectly by Ms. He Jin and 6,999,885 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below. Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV. See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 8 of 20 Pages

1.	Names of Reporting Persons Chu Tzer Liu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 713,885 Common Shares held directly or indirectly by Mr. Chu Tzer Liu and 6,328,246 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 9 of 20 Pages

1.	Names of Reporting Persons Jian Wu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 47,632 Common Shares held directly or indirectly by Mr. Jian Wu and 6,994,499 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 10 of 20 Pages

1.	Names of Reporting Persons Junbo Liu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 55,090 Common Shares held directly or indirectly by Mr. Junbo Liu and 6,987,041 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 11 of 20 Pages

1.	Names of Reporting Persons Jinsong Li
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4, 5 and 6)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 248,345 Common Shares held directly or indirectly by Mr. Jinsong Li and 6,793,786 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 12 of 20 Pages

1.	Names of Reporting Persons Minggang Feng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO – See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,042,131 (See Items 4 and 5)(1)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,392,131 (See Items 4 and 5)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,042,131 (1)(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 8.09%(4)
14.	Type of Reporting Person IN

(1) Includes 1,678 Common Shares held directly or indirectly by Mr. Minggang Feng and 7,040,453 Common Shares held directly or indirectly by the other Reporting Persons, in each case including (i) Common Shares, including restricted Common Shares and Common Shares represented by the ADSs, (ii) Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, and (iii) Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer. See Item 5.

(2) Excludes from the Common Shares described in footnote (1) above 650,000 Common Shares represented by ADSs indirectly held by Mr. Chris Shuning Chen and subject to the Button VPF, as to which Mr. Chris Shuning Chen has voting power but not dispositive power. See Items 5 and 6.

(3) Excludes 3,418,680 Common Shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (collectively, “GGV”), which has entered into an Investment Agreement with the Sponsor to participate in the Transaction and is part of the Consortium that submitted the New Proposal Letter as described in Item 4 below.  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares beneficially owned by GGV, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with GGV.  See Items 4 and 6.

(4) Based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

CUSIP No. 695255109	Page 13 of 20 Pages

Unless otherwise specified, this amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D jointly filed by Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng (collectively, the “Reporting Persons”) with respect to Pactera Technology International Ltd. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on May 29, 2013 (the “Original Schedule 13D”).

Item 2.	Identity and Background

The first paragraph in (a) — (c) and (f) of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Consortium Agreement, the Proposal Letter and the Joinder Agreements as described in Item 4 below.  Each Reporting Person may be deemed to beneficially own the total of 7,042,131 Common Shares beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.”  Each Reporting Person expressly disclaims beneficial ownership of any Common Shares directly or indirectly held by the other Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Persons, and this Amendment No. 1 shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Shares directly or indirectly held by the other Reporting Persons or any other person or is a member of a group with the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The remainder of (a) — (c) and (f) of Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

Mr. Sidney Xuande Huang has resigned from the Company to accept a senior executive position at a leading Chinese Internet company, effective September 15, 2013, but will remain as an advisor to the Company for an extended period to ensure a smooth transition.

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On September 12, 2013, BCP (Singapore) VI Cayman Acquisition Co. Ltd. (the “Sponsor”), which is an affiliate of funds managed or advised by Blackstone Singapore Pte. Ltd. or its affiliates, the Senior Management Member Representative, on behalf of the Senior Management Members, and GGV submitted a binding definitive offer for the Company (the “New Proposal Letter”) to J.P. Morgan Securities (Asia Pacific) Limited, the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”), to acquire all the outstanding Common Shares and ADSs of the Company, other than Common Shares and ADSs owned by the Consortium that may be rolled over (the “Transaction”), on the following terms:

•                  The Consortium consists of the Sponsor, the Senior Management Members and GGV.

•                  The New Proposal Letter stated that the offer price for the Transaction is $7.00 in cash per Common Share/ADS. It has been adjusted down from the initial non-binding offer price of $7.50 per Common Share/ADS contained in the Proposal Letter dated May 20, 2013, which was based on publicly available information at that time, due to several factors, including that, subsequent to the Proposal Letter, the Company has experienced and disclosed weaker than expected financial performance; the Company has made two downward revisions to its fiscal year 2013 estimated revenue and net income outlook for the business; and the global financing market has experienced a sharp increase in volatility, as evidenced by a significant expansion in yields, and continues to face an uncertain global macroeconomic outlook.

CUSIP No. 695255109	Page 14 of 20 Pages

•                  The New Proposal Letter stated that the Consortium intends to finance the Transaction with a combination of equity provided by the Sponsor, rollover equity from the Senior Management Members and GGV, and fully-committed debt underwritten and arranged by a group of leading international banks, including Bank of America Merrill Lynch, Citigroup Global Markets Asia Limited and HSBC Bank USA, NA (the “Financing Banks”), and that the New Proposal Letter is not subject to financing conditions as the equity and debt to complete the proposed Transaction is secured.

•                  The Consortium requested an exclusivity period from the date of receipt of the New Proposal Letter to October 11, 2013, during which time the Consortium expects the Special Committee, the Company and their respective representatives not to solicit, negotiate or otherwise pursue any other offer for the sale of the Company or its business. The New Proposal Letter stated that it would be effective until 5:00 p.m. Hong Kong time on September 23, 2013, after which the Consortium would reserve the right to withdraw the New Proposal Letter.

•                  The New Proposal Letter also stated that, based on the data access the Consortium has received, the Consortium has completed its due diligence, subject only to certain confirmatory items to be made available by the Special Committee at the final stage of the process, and the Consortium is confident in its ability to close the Transaction expeditiously.  The Consortium expects that the regulatory approvals required for the Transaction will include customary SEC filings, HSR filings (if applicable) and PRC merger control clearance. The New Proposal Letter also stated that it did not constitute a binding obligation to effect the proposed Transaction, and any such binding obligation would be set forth only in the definitive agreements with respect to the proposed Transaction.

As described above, the Consortium has obtained certain debt commitment letters (the “Debt Commitment Letters”) issued by the Financing Banks, dated September 10, 2013, September 12, 2013 and September 12, 2013, respectively.  Pursuant to the terms of the Debt Commitment Letters, the Financing Banks have agreed to arrange and underwrite debt financing (the “Debt Financing”) in an aggregate amount which, together with the Consortium’s other proposed financing described above,  is sufficient to fund the Transaction, subject to various customary terms and conditions contained in the Debt Commitment Letters.

The description of the New Proposal Letter set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the New Proposal Letter, which has been filed as Exhibit 7.13, and is incorporated herein by this reference.

Item 5	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 3, 4, and 6 of the Original Schedule 13D, as amended by this Amendment No. 1, are hereby incorporated herein by reference.

(a) — (b) and (d) — (e) of Item 5 of the Original Schedule 13D is hereby amended and restated, and (c) of Item 5 of the Original Schedule 13D is hereby updated, as follows:

(a) — (b)

As of the date hereof, Mr. Chris Shuning Chen beneficially owns, excluding the Common Shares held by the other Reporting Persons, 3,303,057 Common Shares, comprising (i) 70,557 Common Shares, including 69,465 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer, directly held by Mr. Chris Shuning Chen, (ii) 3,170,000 Common Shares indirectly held by Chris Shuning Chen through Button Software Ltd., including 650,000 ADSs subject to the Button VPF (as defined below) as described in Item 6, and (iii) 62,500 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, indirectly held by Chris Shuning Chen through Tairon Investment Limited, which Common Shares in (i), (ii) and (iii) collectively represent 3.79% of the outstanding Common Shares.  Each of Button Software Ltd. and Tairon Investment Limited, of which Mr. Chris Shuning Chen is the sole director, is indirectly wholly owned by Altivo Trust, of which Credit Suisse Trust Limited is the trustee and Mr. Chris Shuning Chen and his family members are the beneficiaries.

CUSIP No. 695255109	Page 15 of 20 Pages

Mr. Chris Shuning Chen has voting and dispositive power over 2,653,057 of such Common Shares, and voting power over the remaining 650,000 Common Shares represented by the 650,000 ADSs subject to the Button VPF.  In addition, Mr. Chris Shuning Chen holds, directly or indirectly, certain unvested options and restricted share units, representing 587,290 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Tiak Koon Loh beneficially owns, excluding Common Shares held by the other Reporting Persons, 1,967,389 Common Shares, including 1,117,085 restricted Commons Shares and 684,683 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Tiak Koon Loh, which together represent 2.26% of the outstanding Common Shares.  Mr. Tiak Koon Loh has voting and dispositive power over these Common Shares.  In addition, Mr. Tiak Koon Loh holds, directly or indirectly, certain unvested options and restricted share units, representing 715,083 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. David Lifeng Chen beneficially owns, excluding the Common Shares held by the other Reporting Persons, 332,984 Common Shares, comprising (i) 73,584 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer, directly held by Mr. David Lifeng Chen, and (ii) 259,400 Common Shares represented by ADSs, indirectly held by Mr. David Lifeng Chen through DLCY Chen Family Trust, which Common Shares in (i) and (ii) collectively represent 0.38% of the outstanding Common Shares. DLCY Chen Family Trust is a trust established under the laws of the State of California, of which Mr. David Lifeng Chen and his wife, Ms. Christina Wang, are the joint trustees and Mr. David Lifeng Chen’s family members are the beneficiaries. Mr. David Lifeng Chen has voting and dispositive power over these Common Shares.  In addition, Mr. David Lifeng Chen holds certain unvested options and restricted share units, representing 198,828 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Sidney Xuande Huang beneficially owns, excluding the Common Shares held by the other Reporting Persons, 153,649 Common Shares, including 145,995 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Sidney Xuande Huang, which together represent 0.18% of the outstanding Common Shares.  Mr. Sidney Xuande Huang has voting and dispositive power over these Common Shares.  In addition, Mr. Sidney Xuande Huang holds certain unvested options and restricted share units, representing 374,636 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jun Su beneficially owns, excluding the Common Shares held by the other Reporting Persons, 176,176 Common Shares, including 78,378 restricted Common Shares and 67,198 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Jun Su, which together represent 0.20% of the outstanding Common Shares.  Mr. Jun Su has voting and dispositive power over these Common Shares.  In addition, Mr. Jun Su holds certain unvested options, representing 11,202 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Ms. He Jin beneficially owns, excluding the Common Shares held by the other Reporting Persons, 42,246 Common Shares, including 30,467 restricted Common Shares and 11,779 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Ms. He Jin, which together represent 0.05% of the outstanding Common Shares.  Ms. He Jin has voting and dispositive power over these Common Shares.  In addition, Ms. He Jin holds certain unvested options and restricted share units, representing 60,403 underlying Common Shares that are issuable more than 60 days after the date hereof.

CUSIP No. 695255109	Page 16 of 20 Pages

As of the date hereof, Mr. Chu Tzer Liu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 713,885 Common Shares, including 32,630 restricted Common Shares and 27,555 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Chu Tzer Liu, which together represent 0.82% of the outstanding Common Shares.  Mr. Chu Tzer Liu has voting and dispositive power over these Common Shares.  The foregoing excludes 3,658 Common Shares acquired by Mr. Chu Tzer Liu’s wife through open market purchases in 2012.  Mr. Chu Tzer Liu expressly disclaims beneficial ownership of and does not have voting and dispositive power over any such Common Shares.  In addition, Mr. Chu Tzer Liu holds certain unvested options, representing 6,051 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jian Wu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 47,632 Common Shares, including 33,182 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Jian Wu, which together represent 0.05% of the outstanding Common Shares.  Mr. Jian Wu has voting and dispositive power over these Common Shares.  In addition, Mr. Jian Wu holds certain unvested options and restricted share units, representing 87,749 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Junbo Liu beneficially owns, excluding the Common Shares held by the other Reporting Persons, 55,090 Common Shares, including 54,462 Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer held by Mr. Junbo Liu, which together represent 0.06% of the outstanding Common Shares.  Mr. Junbo Liu has voting and dispositive power over these Common Shares.  In addition, Mr. Junbo Liu holds certain unvested options and restricted share units, representing 89,019 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Jinsong Li beneficially owns, excluding the Common Shares held by the other Reporting Persons, 248,345 Common Shares indirectly held by Mr. Jinsong Li through General Merit Asia Limited, including 28,677 restricted Common Shares and 164,892 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which together represent 0.29% of the outstanding Common Shares.  On June 22, 2013, Mr. Jinsong Li transferred all Common Shares, including restricted Common Shares and Common Shares issuable within 60 days after the date hereof upon exercise of certain options or pursuant to the terms of certain restricted share units of the Issuer, directly held by him to General Merit Asia Limited. General Merit Asia Limited, of which Mr. Jinsong Li is the sole director, is wholly owned by Mr. Jinsong Li.  Mr. Jinsong Li has voting and dispositive power over these Common Shares.  In addition, Mr. Jinsong Li indirectly holds certain unvested restricted share units, representing 40,000 underlying Common Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Minggang Feng beneficially owns, excluding the Common Shares held by the other Reporting Persons, 1,678 restricted Common Shares, which represent less than 0.01% of the outstanding Common Shares.  Mr. Minggang Feng has voting and dispositive power over these Common Shares.  In addition, Mr. Minggang Feng holds certain unvested restricted share units, representing 135,087 underlying Common Shares that are issuable more than 60 days after the date hereof.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons may be deemed, by reason of the Consortium Agreement, the Proposal Letter and the Joinder Agreements as described in Item 4 above, to beneficially own the total of 7,042,131 Common Shares beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 8.09% of the outstanding Common Shares.

CUSIP No. 695255109	Page 17 of 20 Pages

The above disclosure of percentage information is based on a total of 87,045,001 Common Shares, including (i) 85,649,706 Common Shares outstanding as of June 30, 2013 based on the Issuer’s current report on Form 6-K filed with the SEC on August 19, 2013, (ii) 1,369,200 Common Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons, and (iii) 26,095 Common Shares issuable within 60 days after the date hereof pursuant to the terms of certain restricted share units of the Issuer held by the Reporting Persons.

(c)	None of the Reporting Persons has effected any transactions in the Common Shares of the Issuer during the 60 days preceding the filing of this Amendment No.1.
(d) — (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the New Proposal Letter and the Debt Commitment Letters under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby amended and restated as follows:
Exhibit 7.01:†	Joint Filing Agreement by and among the Reporting Persons, dated as of May 29, 2013.
Exhibit 7.02:†	Consortium Agreement by and among Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su and Red Pebble Acquisition Co Pte. Ltd., dated as of May 19, 2013.
Exhibit 7.03:†

Proposal Letter from Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su and Red Pebble Acquisition Co Pte. Ltd. to the board of directors of the Issuer, dated as of May 20, 2013.

Exhibit 7.04:†	Joinder Agreement by and among He Jin, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.
Exhibit 7.05:†	Joinder Agreement by and among Chu Tzer Liu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.
Exhibit 7.06:†	Joinder Agreement by and among Jian Wu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.
Exhibit 7.07:†	Joinder Agreement by and among Junbo Liu, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.
Exhibit 7.08:†	Joinder Agreement by and among Jinsong Li, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.

CUSIP No. 695255109	Page 18 of 20 Pages

Exhibit 7.09:†	Joinder Agreement by and among Minggang Feng, Tiak Koon Loh (in the capacity as the Senior Management Member Representative) and Red Pebble Acquisition Co Pte. Ltd., dated as of May 22, 2013.
Exhibit 7.10:†	The Button VPF, entered into by Button Software Ltd. and Credit Suisse Capital LLC, dated as of September 29, 2010.
Exhibit 7.11:†	Power of Attorney granted by each of the Reporting Persons in favor of Tiak Koon Loh and Sidney Xuande Huang, dated as of May 29, 2013.
Exhibit 7.12:†	GGV Investment Agreement entered into by Red Pebble Acquisition Co Pte. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., dated as of May 27, 2013.
Exhibit 7.13:

Binding Proposal Letter from Tiak Koon Loh (for and on behalf of Chris Shuning Chen, Tiak Koon Loh, David Lifeng Chen, Sidney Xuande Huang, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li and Minggang Feng), BCP (Singapore) VI Cayman Acquisition Co. Ltd., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. to J.P. Morgan Securities (Asia Pacific) Limited, dated as of September 12, 2013.

†              Previously filed on May 29, 2013.

CUSIP No. 695255109	Page 19 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

Chris Shuning Chen

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Tiak Koon Loh

By:	/s/ Tiak Koon Loh
Tiak Koon Loh

David Lifeng Chen

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Sidney Xuande Huang

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Jun Su

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

He Jin

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Chu Tzer Liu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

CUSIP No. 695255109	Page 20 of 20 Pages

Jian Wu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Junbo Liu

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Jinsong Li

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact

Minggang Feng

By:	/s/ Tiak Koon Loh
Tiak Koon Loh
Attorney-in-fact